mR

15049676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51291

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hantz Financial Services, Inc.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26200 American Drive, Fifth Floor
(No. and Street)

Southfield | Michigan | 48034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct. Suite 500 | Auburn Hills | Michigan | 48034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FW 3/17

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

GAIL DOLIN
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Jun 19, 2018
ACTING IN COUNTY OF Oakland

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

GAIL DOLIN
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Jun 19, 2018
ACTING IN COUNTY OF Oakland

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hantz Financial Services, Inc

We have audited the accompanying financial statements of Hantz Financial Services, Inc (a Michigan corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hantz Financial Services, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hantz Financial Services, Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services, Inc's financial statements. The supplemental information is the responsibility of Hantz Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan

February 27, 2015

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets	
Cash and cash equivalents	$ 11,626,403
Cash segregated for benefit of customers	261,802
Accounts receivable for marketing support	1,738,979
Commissions receivable	2,223,157
Note receivable, employee	345,646
Deposits with clearing organizations and other assets	98,246
Deferred income tax asset	884,000
Total assets	**$ 17,178,233**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Amounts due to clearing organizations	$ 254,300
Accrued compensation	2,756,991
Accounts payable and accrued expenses	278,664
Due to Parent (income taxes payable)	401,589
Total liabilities	**3,691,544**
Commitments and contingencies (Notes 2 and 6)	0
Stockholder's equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	12,953,568
Total stockholder's equity	**13,486,689**
Total liabilities and stockholder's equity	**$ 17,178,233**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenue	
Commissions	$ 38,671,419
Marketing support	5,335,648
Investment and advisory fees	1,989,334
Mortgage revenue	548,381
Managed accounts	1,629,920
Other	994,884
Total revenue	**49,169,586**
Expenses	
Compensation, commissions and benefits	25,107,723
Management fees	3,681,513
Communications and data processing	1,814,996
Occupancy	1,731,214
Office expenses	839,335
Professional fees	547,507
Licensing	539,772
Travel	396,595
Other	704,609
Total expenses	**35,363,264**
Operating income	**13,806,323**
Interest income	7,481
Income before tax expense allocation from parent	**13,813,804**
Income tax expense allocation from parent	5,296,423
Net income	**$ 8,517,381**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Retained Earnings	Total
	Shares	Amount		
Balances, January 1, 2014	1,000	$ 533,121	$ 12,336,187	$ 12,869,308
Dividends paid to Parent	-	-	(7,900,000)	$ (7,900,000)
Net income	-	-	8,517,381	8,517,381
Balances, December 31, 2014	1,000	$ 533,121	$ 12,953,568	$ 13,486,689

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$ 8,517,381
Adjustment to reconcile net income to net cash provided by operating activities	
Deferred income tax Benefit	(137,000)
Net changes in operating assets and liabilities which (used) provided cash	
Cash segregated for benefit of customers	(245,079)
Accounts receivable for marketing support	(349,365)
Commissions receivable	(744,181)
Deposits with clearing organizations and other assets	3,200
Amounts due to clearing organizations	237,579
Accrued compensation	403,041
Accounts payable and accrued expenses	48,816
Due to Parent	(46,144)
Net cash provided by operating activities	**7,688,248**
Cash used in investing activities	
Issuance of note receivable, employee	(316,200)
Payments of note receivable, employee	17,354
Net cash used in investing activities	**(298,846)**
Cash used in financing activities	
Dividends paid to Parent	(7,900,000)
Net decrease in cash and cash equivalents	**(510,598)**
Cash and cash equivalents, January 1, 2014	12,137,001
Cash and cash equivalents, December 31, 2014	**$ 11,626,403**
Supplemental cash flows information	
Cash paid during the year to Parent in lieu of federal and state income taxes	**$ 5,479,567**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of ***Hantz Group, Inc.*** (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commission receivables and accrued compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits. The Company has deposits with Hantz Bank, a related party, of approximately $52,000 at December 31, 2014.

Cash Segregated for Benefit of Customers

Cash of $261,802 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables

Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2014.

Revenue Recognition

Commission revenue and related expenses on security transactions are recognized on a trade date basis. Marketing support revenue is recognized in the period that services are performed. Investment advisory revenue is recognized when the advisory service is sold. Commission revenue from a mortgage application introduction is recognized when loans are closed at the financing institution. Managed account revenue is recognized as earned and is received from product companies based upon a percentage of the total assets invested with each product company.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2014, 85% of commission revenue was from five investment companies and 75% of marketing support revenue was from three investment companies.

Income Tax Allocation From Parent

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an income tax allocation from the parent to the Company for its proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (Income tax allocation from parent) is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses, which has no significant impact on the company's financial statements.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $3,681,513 during 2014. The Company was also allocated $2,763,202 in additional operating and administrative costs from

the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total expense incurred in connection with these technology charges was $1,149,130 during 2014. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net rental expense on operating leases from related parties was $964,688 and from unrelated parties was $766,526 in 2014.

The following is a schedule of approximate annual future minimum lease payments for the Company's portion of related party and unrelated third party leases for facilities as required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2014. To determine the amount below an allocation was based on 2014 allocation percentages to determine future years lease expense.

Year Ending December 31	Total HFS Non-Cancelable Operating Leases	Related Non-Cancelable Operating Leases	Unrelated Third Parties Non-Cancelable Operating Leases
2015	$ 1,359,000	$1,133,000	$226,000
2016	1,046,000	941,000	105,000
2017	829,000	736,000	93,000
2018	493,000	470,000	23,000
2019	61,000	61,000	0
Total payments due	$3,788,000	$3,341,000	$447,000

Hantz Financial Services is directly liable for lease payments included in the above amounts of $146,000 in 2015, $105,000 in 2016 and $105,000 in 2017. This is the result of Hantz Financial being the signor on the subject lease.

The Company earned commissions from affiliated entities for Small Business Administration commercial loans and mortgages. In 2014, the Company earned approximately $551,103 in revenue for these services. The Company received revenue for plan processing services provided by an affiliate. In 2014, the revenue was approximately $901,610 for these services and is included in other revenue on the statement of income.

Amounts due to Parent represent amounts owed primarily for the Company's portion of income tax due for $309,528. Additionally accounts payable and accrued expenses include payables to affiliates of $183,723. No interest is charged on these advances which are due on demand and expected to be paid in 2015.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $246,103 at December 31, 2014, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,835,956 which was $9,589,853 in excess of the required amount of net capital. The Company's net capital ratio was 0.38 to 1 as of December 31, 2014.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors.

The Company did not make any matching contributions to the plan in 2014.

5. INCOME TAX ALLOCATION FROM PARENT

The income tax allocation from parent consists of the following components for the year ended December 31, 2014:

Current federal provision	$ 4,672,642
Deferred federal provision	-156,000
Total federal income tax provision	**4,516,642**
Current state provision	760,781
Deferred state provision	19,000
Total state income tax provision	**779,781**
Income tax allocation from parent (all current)	**$5,296,423**

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2014:

Deferred tax asset	$ 909,000
Deferred tax liability	(25,000)
Net deferred tax asset	**$ 884,000**

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The evaluation was performed for the years 2011 through 2014, the years which remain subject to examination by major tax jurisdiction as of December 31, 2014. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2014, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

■■■■■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Net capital	
Total stockholder's equity	$ 13,486,689
Deductions	
Non-allowable assets	
Commissions and marketing support receivables greater than 30 days	$ 2,416,287
Note receivable, employee	345,647
Other assets	4,800
Deferred income tax asset	884,000
Total deductions	**3,650,733**
Net capital	**$ 9,835,956**
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 2,756,991
Accounts payable, accrued expenses, and amounts due to clearing organizations	532,964
Due to Parent	401,589
Total aggregate indebtedness	**$ 3,691,544**
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 246,103
Excess net capital	$ 9,589,853
Excess net capital at 1000%	$ 9,466,802
Ratio of aggregate indebtedness to net capital	0.38:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 9,835,956
Net capital, per above	**$ 9,835,956**

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Hantz Financial Services, Inc. Exemption Report, in which Hantz Financial Services, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hantz Financial Services, Inc (1) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc stated that Hantz Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, MI

February 27, 2015

HANTZ FINANCIAL SERVICES, INC.

26200 AMERICAN DRIVE
FIFTH FLOOR
SOUTHFIELD, MI 48034

HANTZFINANCIAL

HANTZ FINANCIAL SERVICES, INC.

EXEMPTION REPORT

February 23, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Hantz Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA

- Hantz Financial Services, Inc. claimed an exemption under both paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014

- Hantz Financial Services, Inc. has met the identified exemption provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 at all times during the year ended December 31, 2014, without exception.

Renee Yaroch, Chief Financial Officer

2.23.2015

Date

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Hantz Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating Hantz Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hantz Financial Services Inc.'s management is responsible for Hantz Financial Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts presented on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Auburn Hills, MI
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2538*********************MIXED AADC 220
051291 FINRA DEC
HANTZ FINANCIAL SERVICES INC
26200 AMERICAN DR FIFTH FLR
SOUTHFIELD MI 48034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Lippert 248-304-2855

2. A. General Assessment (item 2e from page 2) $ 12,272

B. Less payment made with SIPC-6 filed (exclude interest) (5,266)

7/24/14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 7,006

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,006

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,006

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hantz Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 15.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,177,068
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	42,815,664
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mortgage + Commercial loans, Tax + Business Services (Deductions in excess of $100,000 require documentation)	1,452,713
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	44,268,377
2d. SIPC Net Operating Revenues	$ 4,908,691
2e. General Assessment @ .0025	$ 12,272 (to page 1, line 2.A.)